SEC FILE NUMBER 001-31486
CUSIP NUMBER 947890109

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one): [X] Form 10-K [  ] Form 20-F [  ] Form 11-K [  ] Form 10-Q [  ] Form 10-D [  ] Form N-CEN [  ] Form N-CSR

For Period Ended: December 31, 2022

[  ] Transition Report on Form 10-K
[  ] Transition Report on Form 20-F
[  ] Transition Report on Form 11-K
[  ] Transition Report on Form 10-Q

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Webster Financial Corporation
Full Name of Registrant

Former Name if Applicable

200 Elm Street
Address of Principal Executive Office (Street and Number)

Stamford, Connecticut 06902
City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

[X]	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Webster Financial Corporation (the “Company”) is unable to file its Annual Report on Form 10-K for the year ended December 31, 2022 (the “Form 10-K”) by the prescribed due date without unreasonable effort or expense because the Company’s management has identified a potential material weakness in the Company’s internal controls related to its information technology general controls in connection with logical access for certain information technology systems. As a result, management requires additional time to complete the procedures necessary in order to file the Form 10-K. However, management expects that the Form 10-K will be filed prior to the end of the 15-calendar-day period following the Form 10-K due date.

The Company does not currently anticipate that its statements of operations contained in the Form 10-K will differ materially from those reported for its fourth quarter and full year ended December 31, 2022 in the Company’s press release, dated January 26, 2023 (the “Earnings Release”).

The Company’s expectations regarding the timing of the filing of the Form 10-K and the lack of material changes from the statements of operations contained in the Earnings Release are forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995. Because forward-looking statements relate to the future, they are subject to inherent risks and uncertainties, including the Company’s inability to complete the work required to file the Form 10-K within the anticipated time frame. The Company’s actual results may differ materially from those contemplated by the forward-looking statements, which are neither statements of historical fact nor guarantees of future performance.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Glenn I. MacInnes	(203)	578-2327
	(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes [X] No [ ]

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes [ ] No [X]

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Webster Financial Corporation
 (Name of Registrant as Specified in its Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 1, 2023	By:	/s/ Glenn I. MacInnes
	Name:	Glenn I. MacInnes
	Title:	Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).